Exhibit 1

For immediate release

August 17, 2007

CanWest receives Australian foreign investment approval to

take control of TEN

Winnipeg, Canada – CanWest Global Communications Corp. (“CanWest”) announced today that it had received the required approval from Australia’s Foreign Investment Review Board (FIRB) to enable it to exercise its right to exchange its ordinary shares and convertible debentures of The Ten Group Pty Limited (TGL) for ordinary shares of Ten Network Holdings Limited (TEN). This follows CanWest’s announcement on June 18 that it intended to exercise its right to exchange, subject to foreign ownership approvals.

“We welcome FIRB’s decision and expect to complete the exchange by the end of this month,” said Leonard Asper, CanWest’s President and CEO. “Over the past 15 years, TEN has been an extremely successful investment for us and we believe there is still much growth potential to be realized.”

Upon completion of the exchange, CanWest will become TEN’s majority shareholder, holding approximately 523 million shares in TEN, which would represent an approximate 56% controlling equity stake in that company.

On July 25, 2007, CanWest terminated the cooperative arrangement with TEN to explore a possible sale of TEN securities.

Forward-Looking Statements

This media release contains certain comments or “forward-looking statements” that are based largely upon current expectations and are subject to certain risks, trends and uncertainties. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. Factors that could cause actual events to vary from current expectations include the risk that the proposed exchange transaction will not be successfully completed for any reason. CanWest disclaims any intention or obligation to update any forward-looking statement, even if new information becomes available as a result of future events or for any other reason.

About TEN

TEN (www.tencorporate.com.au) is a public company listed on the Australian Stock Exchange (trading symbol: TEN). TEN owns the majority of the shares of TGL. TGL owns and operates the free-to-air Ten Television Network in the mainland capital cities of Australia and Eye Corp., an out-of-home advertising business with operations in Australia, New Zealand, Singapore, Indonesia, the United States and the United Kingdom.

About CanWest Global Communications Corp.

CanWest Global Communications Corp. (www.canwestglobal.com), an international media company listed on the TSX (trading symbols: CGS and CGS.A), is Canada’s largest publisher of English language daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Singapore, Indonesia, Turkey, the United States and the United Kingdom.

For further information contact:

Deb Hutton

Senior Vice President, Corporate Communications

+1 416 383 2442

dhutton@canwest.com

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